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                             October 7, 2021

       Swee Guan Hoo
       Chief Executive Officer
       Energem Corp
       Level 10, Tower 11 (Sanichi), Avenue 5, No. 8,
       Jalan Kerinchi, Bangsar South
       59200 Wilayah Persekutuan Kuala Lumpur, Malaysia

                                                        Re: Energem Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed on September
10, 2021
                                                            File No. 333-259443

       Dear Mr. Hoo:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed on September 10, 2021

       Exhibit 23.1, page 1

   1. Please have your auditors file a properly worded consent in your next filing. Additionally, please update your
reference to the correct name of your auditor in Item 16 of your registration statement.
       Capitalization, page 79

   2. We note that you are offering 10,000,000 shares of common stock as part of your initial public offering of
units, but only show 9,238,953 shares subject to possible redemption in your Capitalization
table. Please tell us how you considered the guidance in ASC 480-10-
                                                        S99-3A, which requires
securities that are redeemable for cash or other assets to be
 Swee Guan Hoo
Energem Corp
October 7, 2021
Page 2
         classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3)
         upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Erin E. Martin at 202-551-3391 with any other questions.



FirstName LastNameSwee Guan Hoo                                 Sincerely,
Comapany NameEnergem Corp
                                                                Division of
Corporation Finance
October 7, 2021 Page 2                                          Office of Real
Estate & Construction
FirstName LastName